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                                             Filed by BioTransplant Incorporated
                                       Pursuant to Rule 425 under the Securities
                                                          Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Subject Company: Eligix, Inc.
                                                  Commission File No.: 333-53386

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include, but are not limited to, statements about future financial and operating results, the timing of the closing of the pending merger between BioTransplant Incorporated and Eligix, Inc. and the benefits of this merger. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Securities and Exchange Commission, including the registration statement on Form S-4 filed by BioTransplant in connection with the merger and BioTransplant's most recent annual report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

BioTransplant has filed a registration statement on Form S-4 (File No. 333-53386), which contains a joint proxy statement/prospectus, in connection with its proposed merger with Eligix, Inc. The joint proxy statement/prospectus was sent to stockholders of BioTransplant on or about April 10, 2001 seeking their approval of the proposed transaction. A free copy of the joint proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the joint proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200.

We urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents that BioTransplant has filed and will file with the Securities and Exchange Commission because they contain important information.

BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in BioTransplant's joint proxy statement/prospectus contained in the registration statement filed with the Commission with respect to the proposed merger.

On May 2, 2001, BioTransplant issued the following press release:

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            BIOTRANSPLANT SHAREHOLDERS APPROVE ACQUISITION OF ELIGIX

CHARLESTOWN, Mass., May 2, 2001 -- BioTransplant Incorporated (Nasdaq: BTRN) announced today that its shareholders voted to approve the acquisition of Eligix, Inc., a privately held biomedical device company located in Medford, MA, in a stock-for-stock merger. Under the terms of the merger agreement, BioTransplant will issue 6.6 million shares of its common stock to the holders of shares of capital stock of Eligix. The merger is expected to be completed in the next few business days, subject to the satisfaction of closing conditions.

Through this merger, BioTransplant seeks to strengthen its position in developing immune modulation and transplantation therapy in cancer and other life-threatening diseases. BioTransplant believes that its AlloMune(TM) System will benefit from Eligix's devices, enabling BioTransplant to offer, along with the MEDI-507 antibody, a comprehensive approach to increase the safety and efficacy of transplantation for cancer and other diseases. The two companies have complementary technologies, scientific expertise and collaborative relationships as well as complementary management teams that BioTransplant expects will significantly strengthen its research and development platform, and its commercial infrastructure.

BioTransplant's Chief Executive Officer, Elliot Lebowitz, Ph.D., said, "We are delighted to have obtained the approval of our stockholders to complete this merger. The merger is expected to broaden our capabilities in developing proprietary technologies for the treatment of cancer, end-stage organ disease, and autoimmune and hematological disorders. With the acquisition of Eligix, we will move from a development stage to a commercial stage company."

Assuming that the merger is consummated as planned, the addition of Eligix will also add one late stage pipeline product, which entered Phase III clinical trials in 2001, and another expected to enter Phase III in Q1 2002. These two products, one of which has received CE mark approval and one of which will be submitted for CE mark approval, are also expected to add near-term European revenues beginning this year. Several additional product candidates garnered through the merger are in earlier phases of development and expand BioTransplant's current product development pipeline.

BioTransplant's AlloMune System is currently under clinical evaluation for therapy-refractory lymphoma, with potential application in other types of cancer, kidney transplantation, hematological and autoimmune diseases. Pilot studies have demonstrated that by allowing allogeneic (non-self) transplantation of donor bone marrow, the AlloMune System for cancer applications permits the introduction of healthy donor cells that can more aggressively attack tumor cells than the patient's own immune cells. Studies with the AlloMune prototype are also showing that this technology may be effective in reducing the need for lifelong immunosuppressive drug therapy.

Lazard Asset Management is acting as financial advisor to BioTransplant and Pacific Growth Equities, Inc. is acting as financial advisor to Eligix in this transaction.


                                     -MORE-

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Eligix, Inc. is a privately held biomedical company engaged in the development of cellular transplantation and immune therapies to enhance human immune response to cancers and infectious diseases, reduce the risk of infection and hypersensitivity reactions in blood transfusions and to achieve immune tolerance in organ transplant and autoimmune disorders. Eligix's core technologies originated as a result of research at Coulter Corporation, in collaboration with physicians at Harvard University's Dana-Farber Cancer Institute, and Johns Hopkins University.

BioTransplant Incorporated utilizes its proprietary technologies under development to re-educate the body's immune responses to allow tolerance of foreign cells, tissues and organs. Based on this technology, the Company is developing a portfolio of products for application in a range of medical conditions, including organ and tissue transplantation, and treatment of cancer and autoimmune diseases, for which current therapies are inadequate. BioTransplant's products under development are intended to induce long-term functional transplantation tolerance in humans, increase the therapeutic benefit of bone marrow transplants, and reduce or eliminate the need for lifelong immunosuppressive therapy.

OTHER IMPORTANT INFORMATION:

This announcement contains, in addition to historical information, forward-looking statements about BioTransplant that involve risks and uncertainties, including statements relating to the expected closing of the merger, the status of clinical trials and the timing of expected revenue. Such statements reflect management's current views and are based on assumptions, including statements about the benefits of the BioTransplant/Eligix merger. Actual results could differ materially from those currently anticipated as a result of a number of important factors. Factors that could cause future results to differ materially from such forward-looking statements include, but are not limited to: the satisfaction of closing conditions and consummation of the merger; BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; the failure of the combined business to realize anticipated benefits of the merger; the risk that BioTransplant's and Eligix's business will not be integrated successfully; BioTransplant's ability to successfully discover, develop and commercialize its products, obtain regulatory approvals in a timely fashion, and overcome other difficulties inherent in developing pharmaceuticals and procedures for organ transplantation; BioTransplant's ability to obtain and enforce the patent protection required for its products; uncertainties as to the extent of future government regulation of the transplantation business; and BioTransplant's ability to maintain collaborations and joint venture alliances with third parties. For a detailed discussion of these and other factors, please refer to BioTransplant's filings with the Securities and Exchange Commission, including the discussion set forth in the section titled "Business - Factors Which May Affect Results" in BioTransplant's Annual Report on Form 10-K for the year ended December 31, 2000.

Investors and stockholders are urged to read the proxy statement/prospectus relating to the BioTransplant/Eligix merger, filed with the Securities and Exchange Commission by BioTransplant (File No. 333-53386), because it contains important information. The proxy statement/prospectus has been sent to the stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at http://www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard V. Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, Telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation are contained in BioTransplant's proxy statement/prospectus contained in its registration statement filed with the Commission with respect to the proposed merger.

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